Filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company:

Third Avenue Trust

Commission File No. 811-08039

Third Avenue International Value Fund

Third Avenue Value Fund

Reorganization of the Third Avenue International Value Fund into the Third Avenue Value Fund

On September 19, 2017, Third Avenue Management LLC announced that it intends to seek approval from the Boards of Trustees of the Third Avenue Value Fund (the "Value Fund") and the Third Avenue International Value Fund (the "International Value Fund"), and the shareholders of the International Value Fund, of an Agreement and Plan of Reorganization providing for the transfer of the International Value Fund's assets to the Value Fund in a tax-free exchange for shares of the Value Fund and the assumption by the Value Fund of the International Value Fund's stated liabilities, the distribution of such shares of the Acquiring Fund to Fund shareholders and the subsequent termination of the International Value Fund (the "Reorganization").

In anticipation of the Reorganization, effective on or about September 28, 2017 (the "Sales Discontinuance Date"), the International Value Fund will be closed to any investments for new accounts. Shareholders of the International Value Fund as of the Sales Discontinuance Date may continue to make additional purchases and to reinvest dividends and capital gains into their existing International Value Fund accounts up until the time of the Reorganization.

If the Boards approve the Agreement, a Prospectus/Proxy Statement with respect to the proposed Reorganization will be mailed prior to the meeting to International Value Fund shareholders. The Prospectus/Proxy Statement will describe the Value Fund and other matters. Investors may obtain a free copy of the Prospectus of the Value Fund by calling 1-800-443-1021.